Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Mellon Financial Corporation

(Parent Corporation) (a)

	Quarter ended			Nine months ended
(dollar amounts in millions)	Sept. 30, 2006	June 30, 2006	Sept. 30, 2005	Sept. 30, 2006	Sept. 30, 2005
Income before income taxes and equity in undistributed net income (loss) of subsidiaries	$179	$138	$211	$440	$529
Fixed charges: interest expense and amortization of debt issuance costs	65	60	50	180	146
Total earnings (as defined)	$244	$198	$261	$620	$675

Ratio of earnings (as defined) to fixed charges	3.75	3.35	5.21	3.45	4.63
(a)	The parent corporation ratios include the accounts of Mellon Financial Corporation; Mellon Funding Corporation, a wholly owned subsidiary of Mellon that functions as a financing entity for Mellon and its subsidiaries by issuing commercial paper and other debt guaranteed by Mellon; and MIPA, LLC, a single member limited liability company wholly owned by Mellon, created to hold and administer corporate owned life insurance. Because these ratios exclude from earnings the equity in undistributed net income (loss) of subsidiaries, these ratios vary with the payment of dividends by such subsidiaries.